UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

PORTAGE MAKES ADDITIONAL INVESTMENT IN STIMUNITY S.A.S, A PARIS-BASED CANCER IMMUNOTHERAPY COMPANY.

•Stimunity hits developmental milestone

•Developed systemic delivery for STING pathway

•Additional €900k invested

Toronto, Ontario, May 11, 2020 - Portage Biotech Inc. (“Portage” or “the Company”) (Canadian Securities Exchange: PBT.U, OTC Markets : PTGEF), is pleased to announce that It has made an additional €900k investment in its associate, Stimunity, the Paris-based cancer immunotherapy company focused on STING. Stimunity has reached a major milestone in its preclinical development plan and the additional financing will enable it to start themanufacturing of its biologic cGAMP-VLP (STI-001) lead compound.

“We knew since the beginning of the company that STING-activating cGAMP Virus-Like Particle (cGAMP-VLP) technology has a unique property enabling its payload to preferentially target immune cells, which is different from other chemical STING approaches. This has an impact on the stimulation of the immune system and the quality of the anti-tumoral response. We have determined that this targeting mechanism is able to deliver the cGAMP via systemic route of administration and that it leads to induction of systemic anti-tumor T-cell response” says Nicolas Manel, co-founder and Scientific Advisor of the company.

“These new data demonstrate that picking the right approach to modulate STING is key. The use of VLP carrier enables a simple systemic approach to deliver STING modulation directly to immune cells. Portage is pleased with the work performed by Stimunity and this new round of financing will support the progress toward clinical trials” says Dr. Ian Walters, Chairman of Stimunity’s Supervisory Board and CEO of Portage.

For additional details, please see the press release issued by Stimunity at:

https://stimunity.com/static/Stimunity_Milestone2_2020_VF.pdf

About Stimunity

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and University of Oxford, is based on a unique biologic approach which combines the endogenous STING activator encapsulated into a Virus-Like Particle (VLP). Stimunity’s drug is best-in-class, and activates the innate immune system, enhances T-cell response against tumor cells. More information at https://stimunity.com.

About Portage Biotech Inc.

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially-informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive
Officer Tel.:	203.221.7378
Email:	ian@portagebiotech.com
or Website:	www.portagebiotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office